

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

James P. Todd
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

> **Re: Landstar System, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 000-21238**

Dear James P. Todd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Consolidated Statements of Income, page 40

1. We note that you have omitted the required disclosures of basic earnings per share and details of the underlying computations from your annual and subsequent interim reports and expect you will need to amend these filings to include this information.

   Please revise the Consolidated Statements of Income to include basic earnings per share for each period, in addition to the diluted earnings per share that is currently presented, to comply with FASB ASC 260-10-45-2 and Rule 5-03.25 of Regulation S-X.

   Please revise the notes to the Consolidated Financial Statements to include a reconciliation of the numerators and denominators of the basic and diluted per-share computations for each period to comply with FASB ASC 260-10-50-1.

You may refer to FASB ASC 270-10-50-1(b) and Rule 10-01(b)(2) of Regulation S-X if you require further clarification or guidance on the interim reporting requirements.

We believe that you will need to consult with your auditor regarding changes to your financial statements and arrange to obtain and file an updated or dual dated audit opinion that extends audit coverage to this additional information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation